Exhibit 99.4

China Rapid Finance Limited

CHINA RAPID FINANCE LIMITED

(incorporated in the Cayman Islands with limited liability)

FORM OF PROXY FOR THE ANNUAL GENERAL MEETING

to be held on December 15, 2017

(or any adjourned or postponed meeting thereof)

I/we, the undersigned acknowledges receipt of the Notice of Annual General Meeting of Shareholders and Proxy Statement and, being the registered holder of                     Class A Ordinary Shares1, par value US$0.0001 per share, and                     Class B Ordinary Shares,2 par value US$0.0001 per share (together with Class A Ordinary Shares, “Ordinary Shares”), of China Rapid Finance Limited (the “Company”), hereby appoint Ms. Yi (Joy) Zhang, the Acting Secretary of the Company or (Name)                                                  of (Address)                                              as my/our proxy to attend and act for me/us at the Annual General Meeting3 (or at any adjournment or postponement thereof) of the Company to be held at 10:00 a.m., local time, on December 15, 2017 at the Company’s corporate office located at 5th Floor, Building D, BenQ Plaza, 207 Songhong Road, Changning District, Shanghai 200335, People’s Republic of China.

My/our proxy is instructed to vote on the resolutions in respect of the matters specified in the Notice of the Annual General Meeting as indicated below:

For Against Abstain

	For	Against	Abatain
Proposal 1: As an ordinary resolution, THAT Ji’an Zhou be re-elected as a director of the Company, to hold office until such time as he is removed from office by an ordinary resolution of our shareholders, or his earlier death, bankruptcy, insanity, resignation or absence.	☐	☐	☐

Proposal 2: As an ordinary resolution, THAT the appointment of the independent auditor PricewaterhouseCoopers ZhongTian LLP for the fiscal year ending December 31, 2017 be ratified, confirmed, approved and adopted.	☐	☐	☐

[1]	Please insert the number of Class A Ordinary Shares registered in your name(s) to which this proxy relates. If no number is inserted, this form of proxy will be deemed to relate to all the shares in the Company registered in your name(s).
[2]	Please insert the number of Class B Ordinary Shares registered in your name(s) to which this proxy relates. If no number is inserted, this form of proxy will be deemed to relate to all the shares in the Company registered in your name(s).
[3]	If any proxy other than the Acting Secretary of the Company is preferred, strike out the words “Ms. Yi (Joy) Zhang, the Acting Secretary of the Company or” and insert the name and address of the proxy desired in the space provided. A proxy need not be a shareholder. Holders of Class B Ordinary Shares may not appoint another holder of Class B Ordinary Shares as its proxy. If you are the holder of two or more Ordinary Shares, you may appoint more than one proxy to represent you and vote on your behalf at the Annual General Meeting. Any alteration made to this form of proxy must be initialed by the person(s) who sign(s) it.

5th Floor, Building D, BenQ Plaza, 207 Songhong Road, Changning District, Shanghai 200335, People’s Republic of China

China Rapid Finance Limited

Dated            , 2017

Signature(s)

Name of Signatory

Notes:

1.	Only the holders of record of the Class A Ordinary Shares or Class B Ordinary Shares of the Company at the close of business on November 3, 2017, New York time, should use this form of proxy.

2.	Please indicate your voting preference by ticking, or inserting in the number of shares to be voted for or against or to abstain, the boxes above in respect of each resolution. If NO instruction is given, your proxy will vote or abstain from voting at his/her discretion. If any other matter properly comes before the Annual General Meeting, or any adjournment or postponement thereof, which may properly be acted upon, unless otherwise indicated, your proxy will vote or abstain from voting at his/her discretion.

3.	Any alteration made to this form of proxy must be initialed by the person(s) who sign(s) it.

4.	This form of proxy must be signed by you or your attorney duly authorized in writing or, in the case of a corporation, must be either under seal or executed under the hand of an officer or attorney duly authorized to sign the same. In the case of joint holders, all holders must sign.

5.	This form of proxy and any authority under which it is executed (or a notarized and/or duly certified copy of such authority) must be returned to the attention of Ms. Mao Mao, China Rapid Finance Limited, 5th Floor, Building D, BenQ Plaza, 207 Songhong Road, Changning District, Shanghai 200335, People’s Republic of China no later than the time for holding the Annual General Meeting or any adjournment thereof.

6.	Completion and return of the form of proxy will not prevent you from attending and voting in person at the Annual General Meeting.

5th Floor, Building D, BenQ Plaza, 207 Songhong Road, Changning District, Shanghai 200335, People’s Republic of China